Filed by Aviragen Therapeutics, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

And deemed filed pursuant to Rule 14a-6(b)

Of the Securities Exchange Act of 1934, as amended

Subject Company: Aviragen Therapeutics, Inc.

Commission File No. for Registration

Statement on Form S-4: 333-222009

For Immediate Release

Vaxart Announces its Oral Flu Vaccine Significantly Reduced Rate of Influenza Infection in Phase 2 Challenge Study

Vaxart influenza vaccines are manufactured using a high-yield recombinant process rather than in chicken eggs like most influenza vaccines currently on the market

SOUTH SAN FRANCISCO, Calif., Jan. 31, 2018 – Vaxart, Inc., a clinical-stage biotechnology company developing oral recombinant vaccines that are administered by tablet rather than by injection, announced today that its investigational H1 influenza oral tablet vaccine demonstrated a statistically significant reduction in the rate of influenza infection compared with placebo, and compared favorably with the market-leading injectable quadrivalent influenza vaccine (QIV) in a Phase 2 challenge trial. The study was completed with support from the Biomedical Advanced Research and Development Authority (BARDA), a division of the U.S. Department of Health and Human Services (HHS).

The Vaxart oral tablet vaccine reduced the influenza infection rate by 48 percent compared to 38 percent with injectable QIV. Specifically, only 37 percent of the Vaxart subjects developed influenza infection compared with 44 percent who received the injectable QIV and 71 percent who received placebo. In the analysis that was performed by BARDA, the results for both vaccines were statistically significant compared to placebo, with p values of 0.001 for the Vaxart vaccine and 0.009 for QIV, exhibiting a strong trend by the Vaxart vaccine toward greater efficacy than injectable QIV.

“These results suggest that our tablet vaccine has the potential to provide superior protection against influenza,” said Wouter W. Latour, M.D., chief executive officer of Vaxart. “Combined with the favorable safety profile and the convenience of a tablet, we believe that our oral influenza vaccine will offer invaluable advantages over currently available injectable vaccines, and could help increase vaccination rates and reduce the significant morbidity and mortality caused by influenza, a major public health objective.”

The new Phase 2 results complement previously reported data demonstrating that the Vaxart oral tablet vaccine protected against influenza disease at least as well as injectable QIV and highlighting the favorable safety and tolerability profile of the Vaxart vaccine.

“Importantly, the Vaxart tablet vaccine is manufactured using standard recombinant techniques rather than in eggs,” said David Liebowitz, M.D., chief medical officer of Vaxart. “According to recent studies, the common practice of growing influenza vaccine in chicken eggs can render the flu vaccine less effective in humans, a phenomenon that was observed with the circulating H3N2 flu strain that is causing the current epidemic. Our vaccines are not vulnerable to this issue.”

Phase 2 Challenge Trial Design

The randomized, double-blind Phase 2 influenza A challenge trial consisted of three groups. Adult subjects (19-49 years) received either a single dose of the Vaxart oral tablet vaccine and a placebo intramuscular injection, a placebo tablet and a QIV injection, or a double placebo. Subjects were challenged intranasally with an influenza A strain matching the vaccine at 90-120 days after vaccination. Subjects were defined as infected if they had detectable viral shedding on any day after the first 36 hours from challenge.

Vaxart received a $13.9 million contract from BARDA in September 2015 to support the advanced development of more effective influenza vaccines to ultimately improve seasonal and pandemic influenza preparedness. The contract was increased to $15.7 million in 2017.

This project has been funded in whole or in part with federal funds from the Department of Health and Human Services’ Office of the Assistant Secretary for Preparedness and Response; Biomedical Advanced Research and Development Authority under Contract No. HHSO100201500034C.

About Influenza

Influenza, commonly known as the flu, is a contagious respiratory illness caused by influenza viruses that infect the nose, throat and sometimes the lungs. It can cause mild to severe illness and can lead to death. The best way to prevent the flu is by getting a flu vaccine each year. While the impact of flu varies, it places a substantial burden on the health of people in the United States. The U.S. Centers for Disease Control and Prevention (CDC) estimates that influenza has resulted in between 9.2 million and 60.8 million illnesses, between 140,000 and 710,000 hospitalizations, and between 12,000 and 56,000 deaths annually since 2010.

For further information on influenza, its burden on human health, and vaccine development, please visit the CDC website at www.cdc.gov/flu/.

About Vaxart

Vaxart is a clinical-stage company focused on developing oral recombinant protein vaccines based on its proprietary oral vaccine platform. Vaxart’s oral vaccines are designed to generate broad and durable immune responses that protect against a wide range of infectious diseases and may be useful for the treatment of chronic viral infections and cancer. Vaxart’s oral vaccines are administered using a convenient room temperature-stable tablet, rather than by injection. Vaxart believes that tablet vaccines are easier to distribute and administer than injectable vaccines, and have the potential to significantly increase vaccination rates.. Vaxart’s development programs include oral tablet vaccines designed to protect against norovirus, seasonal influenza and respiratory syncytial virus (RSV), as well as a therapeutic vaccine for human papillomavirus (HPV), Vaxart’s first immuno-oncology indication. For more information, please visit www.vaxart.com.

Cautionary Note Regarding Forward Looking Statements

This press release contains forward-looking statements about Vaxart Inc. and its business, strategy and plans, including but not limited to statements regarding its clinical drug development activities, clinical results and trial designs. All statements other than statements of historical facts included in this press release are forward looking statements. The words “believes”, “may,” “can,” “plans,” “estimates,”“will,” and any similar expressions or other words of similar meaning are intended to identify those assertions as forward-looking statements. These forward-looking statements involve substantial risks and uncertainties that could cause actual results to differ materially from those anticipated. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except to the extent required by applicable law or regulation, Vaxart undertakes no obligation to update the forward-looking statements included in this press release to reflect subsequent events or circumstances.

Additional Information and Where to Find It

In connection with a proposed strategic merger of Aviragen Therapeutics (Nasdaq: AVIR) and Vaxart, Aviragen has filed relevant materials with the Securities and Exchange Commission (SEC), including a registration statement on Form S-4, as amended. Investors may obtain the proxy statement/prospectus, as well as other filings containing information about Aviragen, free of charge, from the SEC’s Web site (www.sec.gov). In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Aviragen by directing a written request to: Aviragen Therapeutics, Inc. 2500 Northwinds Parkway, Suite 100, Alpharetta, GA 30009, Attention: Investor Relations. Investors and security holders are urged to read the proxy statement, prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the merger.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Aviragen and its directors and executive officers and Vaxart and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Aviragen in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the merger will be included in the proxy statement/prospectus referred to above. Additional information regarding the directors and executive officers of Aviragen is also included in Aviragen’s Annual Report on Form 10-K for the year ended June 30, 2017, and the Form 10-K/A filed with the SEC on October 20, 2017. This document is available free of charge at the SEC web site (www.sec.gov) and from Investor Relations at Aviragen at the address set forth above.

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CONTACT:

Katie Hogan

W2O

415-658-9745

khogan@wcgworld.com

Emery Dora

Vaxart, Inc.

650-550-3514

edora@vaxart.com